UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.___)*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

963025705
(CUSIP Number)

Daniel Khoshaba 324 E. Alexander Palm Road Boca Raton, Florida 33432 Telephone Number: (917) 543-0004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	963025705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel Khoshaba

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

723,977

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

723,977

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

723,977

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	963025705

Item 1.	Security and Issuer.

The name of the issuer is Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2529 Virginia Beach Boulevard, Virginia Beach, Virginia 23452. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	The person filing this statement is Daniel Khoshaba, a United States citizen (“Mr. Khoshaba”).

	(b)	Mr. Khoshaba’s principal business address is 324 E. Alexander Palm Road, Boca Raton, Florida 33432.

	(c)	Mr. Khoshaba is an entrepreneur principally engaged in the business of investing in securities and real estate.

	(d)	Mr. Khoshaba has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	Mr. Khoshaba has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of 723,977 of the Shares beneficially owned by Mr. Khoshaba came from his personal funds. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

Mr. Khoshaba acquired the Shares for investment in the ordinary course of his investment activities based on his belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Mr. Khoshaba intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Mr. Khoshaba may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in communications with management and/or the Issuer’s board of directors (the “Board”), engaging in discussions with stockholders of the Issuer and others about the Issuer and Mr. Khoshaba’s investment, participating on the Board, proposing changes to management, operations, recommending business development transactions, including a sale of the Issuer, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

In that regard, Mr. Khoshaba believes that the Issuer's financial performance can be improved to increase shareholder value. Accordingly, Mr. Khoshaba has sent a letter (the “Letter to the Board”) to Andrew Jones, the Chairman of the Board, in which he requested that the Issuer immediately appoint him to fill the current vacancy on the Board. The foregoing was a summary of the Letter to the Board. The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the Letter to the Board, which has been filed as Exhibit B hereto, and is incorporated herein by reference.

Except as otherwise set forth herein, Mr. Khoshaba does not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, Mr. Khoshaba reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Shares he may be deemed to beneficially own in open-market or in privately negotiated transactions, on such terms and at such times as Mr. Khoshaba may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Mr. Khoshaba may be deemed to be the beneficial owner of 723,977 Shares, constituting 7.5% of the Shares, based upon 9,693,271 Shares outstanding as of the date hereof. Mr. Khoshaba has the sole power to vote or direct the vote of 723,977 Shares and the shared power to vote or direct the vote of 0 Shares. Mr. Khoshaba has the sole power to dispose or direct the disposition of 723,977 Shares and the shared power to dispose or direct the disposition of 0 Shares.

The transactions in the Shares by Mr. Khoshaba during the past sixty days are set forth on Exhibit A. Each reported transaction was an open-market transaction.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. Mr. Khoshaba does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in Item 4 above and/or incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Schedule of Transactions in the Shares Exhibit B: Letter to the Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 6, 2020
(Date)

Daniel Khoshaba

/s/ Daniel Khoshaba

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price
11/06/19	Purchase	3,463	$2.16
11/08/19	Purchase	7,017	$1.94
11/08/19	Purchase	10,000	$2.07
11/11/19	Purchase	1,014	$2.03
11/14/19	Purchase	2,720	$2.00
11/18/19	Purchase	2,606	$1.89
11/19/19	Purchase	7,600	$2.08
11/21/19	Purchase	12,400	$2.05
11/21/19	Purchase	300	$2.06
11/22/19	Purchase	5,352	$2.06
11/26/19	Purchase	10,000	$1.99
12/02/19	Purchase	10,000	$1.92
12/03/19	Purchase	21,932	$1.94
12/04/19	Purchase	15,927	$2.01
12/05/19	Purchase	10,000	$2.05
12/12/19	Purchase	6,901	$1.86
12/19/19	Purchase	10,000	$2.10
12/30/19	Purchase	7,005	$1.62
01/03/20	Purchase	1,637	$1.62
01/03/20	Purchase	10,000	$1.63

Exhibit B

January 6, 2020

The Board of Directors
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452
Attn: Andrew Jones, Chairman

Dear Mr. Jones,

As you are aware, I currently own 7.5% the outstanding shares of common stock of Wheeler Real Estate Investment Trust, Inc. (the “Company”) in my personal capacity, which makes me one of the Company’s largest shareholders. We’ve recently met on a number of occasions. In those meetings, I’ve expressed to you my view that the Company’s financial performance can be improved, which should be apparent to you given the enormous decline in the Company’s stock price since it went public in 2012. To my great disappointment, you have not reached out to me regarding your plans to increase shareholder value. Accordingly, I’m writing to inform you of my intention to take an active role with the Company. In particular, I am hereby formally requesting that the Company immediately appoint me to fill the current vacancy on its board of directors (the “Board”). I’ll be disclosing this publicly on a Schedule 13D that will be filed as soon as possible. I’m highly confident that I will make a significant contribution to the current Board and I’m excited about the prospect of working collaboratively with the existing Board members to create substantial value for all shareholders. Despite being a shareholder for less than a year, I’ve followed the Company closely since 2012 and I have a number of ideas to improve the Company’s operations.

I believe my background and experience will be an asset to the Board. I started my own investment advisory firm, KSA Capital Management, Inc. (“KSA Capital”), in 2004. In 2013, the flagship hedge fund managed by KSA Capital was awarded “best long/short equity hedge fund” by Hedge Funds Review, a very prominent industry periodical. In addition, a September 2013 Barron’s feature story referred to me as “one of the world’s best-performing long-short equity fund managers.” While at KSA Capital, I also served as a member of the board of directors of a company that was listed on the New York Stock Exchange and at one time had over $1 billion in annual sales. In particular, I worked with that portfolio company’s board of directors to optimize capital allocation decisions and to address a number of operational and mix issues. Over a three-year period, that company’s operational performance sharply improved and its stock price similarly increased. My partners and I ended up making over five times our investment when the company was sold within two years of me joining the company’s board of directors.

In 2012, I formed City Sunstone Properties, a commercial real estate company based in Las Vegas, in seeking to extract value from turmoil caused by the onset of the 2008 recession. Our investments, over 85% of which came from my own personal funds, were primarily in retail centers. After substantially increasing occupancy through aggressive leasing and re-tenanting strategies, we sold the majority of our portfolio and generated returns of three to five times our initial investments.

I also served as Managing Director for two highly-recognized and successful investment banking firms, Solomon Brothers and Bankers Trust. After spending a combined 12 years at those firms, I left to found KSA Capital.

Regarding my educational background, I received an M.B.A. from the University of Chicago in 1991 and earned a Bachelor’s degree from De Paul University, Chicago in 1987 with a concentration in Accounting and Economics.

Please do not hesitate to get in touch should you have any questions or need any additional information regarding my background and/or credentials. I look forward to hearing from you very soon.

Sincerely,

Daniel Khoshaba 324 E. Alexander Palm Road Boca Raton, Florida 33432 Phone: (917) 543-0004 E-mail: dkhoshaba@ksacapitalpartners.com